SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )1

Black Tusk Minerals Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

092258201

(CUSIP Number)

December 28, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

        Rule 13d-1(c)

       Rule 13d-1(d)

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         1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 092258201	13G	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Matt Fahey
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 3,400,000*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 3,400,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,400,000*
*Matt Fahey and Robin Lyman, husband and wife, each individually hold 1,700,000 shares of the issuer. The holdings of the reporting persons increased due to a 2:1 forward split effected by the issuer on September 12, 2007.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 18.5792%** **Based on 18,300,076 outstanding shares of the issuer as of October 15, 2007.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 092258201	13G	Page 3 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Robin Lyman
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 3,400,000*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 3,400,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,400,000*
*Matt Fahey and Robin Lyman, husband and wife, each individually hold 1,700,000 shares of the issuer. The holdings of the reporting persons increased due to a 2:1 forward split effected by the issuer on September 12, 2007.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 18.5792%** **Based on 18,300,076 outstanding shares of the issuer as of October 15, 2007.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 092258201	13G	Page 4 of 6 Pages

Item 1 (a)	Name of Issuer:
Black Tusk Minerals Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
408, 1199 West Pender Street Vancouver, British Columbia V6E 2R1 Canada
Item 2 (a)	Name of Person Filing: i) Matt Fahey ii) Robin Lyman
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
i) and ii) 1322 Devonshire Crest, Vancouver, British Columbia V6H 2G4 Canada
Item 2 (c)	Citizenship: i) Canadian ii) Canadian
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
092258201
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under Section 15 of the Act.
	(b)	Bank as defined in Section 3(a)(6) of the Act.
	(c)	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	Investment company registered under Section 8 of the Investment Company Act.
	(e)	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 092258201	13G	Page 5 of 6 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification. N/A

CUSIP No. 092258201	13G	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 8, 2007 ___________________________ (Date)

/s/ Matt Fahey ___________________________ Matt Fahey

November 8, 2007 ___________________________ (Date)

/s/ Robin Lyman ___________________________ Robin Lyman